

December 6, 2024

Ram Aiyar
President and Chief Executive Officer
Korro Bio, Inc.
60 First Street, 2nd floor, Suite 250
Cambridge, MA 02141

Re: Korro Bio, Inc.
Registration Statement on Form S-3
Filed December 2, 2024
File No. 333-283552

Dear Ram Aiyar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marianne Sarrazin, Esq.